Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 38,057 units in November 2019

Getting ready for a seamless BSVI transition. Focus on retail sales and reducing system inventory continues

Mumbai, December 1, 2019: Tata Motors Limited today announced its sales in the domestic & international market, for the month of November 2019, which stood at 41,124 vehicles, compared to 55,074 units during November 2018.

Domestic Sales Performance:

	Nov '19	Nov '18	% Change	FY20	FY19	% Change
Total Domestic Sales	38,057	50,470	-25%	303,542	447,532	-32%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “As we move closer towards BSVI transition, focus continues to be gradual stock reduction, with retail sale in November being higher than whole sale by over 10%. Medium and Heavy Commercial vehicle sales grew by 23.6% over previous month, as enquiries continue to increase gradually, with fleet owners realizing the economic benefits of replacement of their older vehicles. Overall system stocks being at a multi-quarter low, coupled with increasing enquiries for replacement demand, will help firm-up volumes and realizations in next few months.

Category	Nov'19	Nov'18	% Change	FY20	FY19	% Change
M&HCV	6,050	9,793	-38%	53,274	1,00,141	-47%
I & LCV	3,611	4,071	-11%	29,443	35,404	-17%
SCV & Pick up	15,787	16,205	-3%	108,653	134,360	-19%
Passenger Carriers	2,209	3,419	-35%	25,760	35,490	-27%
Total Domestic	27,657	33,488	-17%	217,130	305,395	-29%
CV Exports	2,931	4,469	-34%	20,419	35,774	-43%
Total CV	30,588	37,957	-19%	237,549	341,169	-30%

Total M&HCVs sales in November including M&HCV Truck, Buses and International Business stood at 7,736 units compared to 13,162 units last year.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd., “After an encouraging festival period, in November, industry declined sharply. In addition, industry is also preparing for the BSVI transition.

In line with our strategy to focus on retails, we have further enhanced our network coverage.  Our retail sales were more than wholesales by 15%, which has helped us to reduce the network stock by 35% in this fiscal.  We will continue with these steps that make our network agile and profitable. We are ready for the transition to BSVI with enhanced models in both petrol and diesel options and have a slew of exciting new product launches in the coming months like Nexon EV, Altroz and Gravitas. These, along with the demand for the limited number of remaining BSIV diesel vehicles, coupled with an expected gradual improvement in consumer sentiment should help step change our growth trajectory in the coming months”

Category	Nov '19	Nov '18	% Change	FY20	FY19	% Change
Total PV	10,400	16,982	-39%	86,412	142,137	-39%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.